Exhibit 99.1

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE DECLARES AND CONFIRMS A QUARTERLY DIVIDEND OF $0.22 PER SHARE

Toronto (April 30, 2013) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to announce that its Board of Directors has approved the payment of a quarterly cash dividend of $0.22 per common share.  The next of these dividends will be paid on June 17, 2013 (previously listed as June 15, 2013 in the April 25, 2013 press release) to shareholders of record as of June 3, 2013.  Agnico Eagle has declared a cash dividend to its shareholders for 31 consecutive years.

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

Dividend Reinvestment and Share Purchase Plan

About Agnico Eagle

Agnico Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 31 consecutive years.  www.agnicoeagle.com